FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 333-13580

Telefonos de Mexico, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Via 190 Colonia Cuauhtemoc Mexico City 06599, Mexico, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX ANNOUNCES COMPLETION OF A PROPOSED MEMORANDUM OF UNDERSTANDING WITH COLOMBIA TELECOMUNICACIONES

Mexico City, August 26, 2005. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced today that it has completed a proposed memorandum of understanding with Colombia Telecomunicaciones S.A. E.S.P. (TELECOM) with the objective of providing telecommunications services in Colombia through the merger of Telmex Colombia S.A. into TELECOM.

  TELMEX will invest 350 million dollars in TELECOM. Part of its investment will be its shares of Telmex Colombia S.A., valued at approximately 90 million dollars, and the remainder will be cash.

  This investment will entitle TELMEX to 50% + 1 share of TELECOM's capital. TELECOM's current shareholders will hold the remaining interest.

  For so long as TELMEX is a shareholder of TELECOM, TELMEX will receive a management fee equal to 3% of TELECOM's net revenues.

  Beginning in 2006, TELECOM will pay its predecessor approximately 402 billion nominal Colombian pesos per year for 15 years, adjusted annually by the Colombian Consumer Price Index plus 4%. These payments are required under an operating agreement between TELECOM and its predecessor that gives TELECOM the right to use the assets of its predecessor, which the Colombian Government liquidated in 2003.

  All of the assets and other rights of TELECOM's predecessor will be transferred to TELECOM once the final annual payment is made.

The memorandum of understanding will be posted on the Colombian Government's web site for 5 days, after which it is expected to be signed. The memorandum of understanding provides an initial term of 45 days to formalize the transaction documents.

Contact: Ruy Echavarria. Tel: (5255) 5703-3990

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its affiliates in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

Colombia Telecomunicaciones provides voice, data and Internet services in 742 communities in Colombia with 2.4 million lines in service. In 2004, its revenues totaled 800 million dollars and EBITDA was 409 million dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: AUGUST 26, 2005	TELEFONOS DE MEXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Perez Title: Chief Financial Officer

Ref: Press Release, TELMEX ANNOUNCES COMPLETION OF A PROPOSED MEMORANDUM OF UNDERSTANDING WITH COLOMBIA TELECOMUNICACIONES.

August 26, 2005.